UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Pathumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NASDAQ DELISTING NOTICES AND COMPANY APPEAL

There is no immediate impact on the listing of the ordinary shares of Zapp Electric Vehicles Group Limited (the “Company”) as a result of the matters discussed in this Form 6-K, and the Company’s securities currently continue to trade in the normal manner on the Nasdaq Capital Market under the symbols “ZAPP” and “ZAPPW”.

On April 2, 2025, the Company received a notice (the “Second Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it had not regained compliance with Nasdaq Listing Rule 5550(b)(2), the requirement that the market value of the Company’s primary listed securities exceed $35,000,000 (the “Minimum Market Value Rule”), within the applicable grace period and that such failure is a basis for delisting the Company’s securities from the Nasdaq Capital Market.

As disclosed previously, the Company received a First Staff Determination from Nasdaq on March 19, 2025, notifying the Company that Nasdaq had initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share.

On March 25, 2025, the Company appealed the First Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815, which request Nasdaq granted by letter dated March 27, 2025, informing the Company that the requested hearing will take place May 1, 2025. Per Rule 5815(a)(1)(B), this request and the granting thereof has stayed the suspension of trading or delisting of the Company’s securities which will continue to trade in the normal manner pending the hearing and the Panel’s decision. Following the Second Staff Determination, the Panel also will consider the Company’s non-compliance with the Minimum Market Value Rule in the appeal.

Per Listing Rules 5810(d) and 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance with both the Minimum Bid Price Rule and Minimum Market Value Rule, including if necessary a commitment to effect a reverse stock split, and request that the Panel grant an exception to both listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of receipt of the Second Staff Determination and the subject deficiency within four business days thereof.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: April 4, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President